press release

ArcelorMittal announces Capital Group shareholding notification

Luxembourg, 18 April 2016

ArcelorMittal announces that a 5.4976% shareholding notification by The Capital Group Companies Inc. is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the company’s website http://corporate.arcelormittal.com/ under Investors, Corporate Governance, Shareholding structure. This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (“Transparency Law”) in view of a shareholding notification going above the 5% voting rights threshold.